UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Private Placement of US$100 Million Additional Notes of 6.125% Senior Secured Notes due 2022.

Entry into Purchase Agreement

On March 26, 2019, Atento Luxco 1 S.A. (“Atento Luxco 1” or the “Issuer”), a wholly owned subsidiary of Atento S.A. (the “Registrant” or “Atento”), entered into a Purchase Agreement (the “Purchase Agreement”), with Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, and Santander Investment Securities Inc., as representatives of the several initial purchasers named therein, for the issuance and sale by the Issuer of an additional US$100 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Additional Notes”) in a private placement transaction (the “Private Placement”). The Additional Notes are being offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued $400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the “Existing Notes”). The Additional Notes and the Existing Notes will be treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and will govern the Additional Notes. The Additional Notes will be guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries (the “Guarantors”), and the Notes and the guarantees will be secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the Guarantors and Atento Argentina S.A. Atento S.A. and Atalaya Luxco Midco S.à r.l. will guarantee the Notes but will not be considered guarantors for any purposes under the indenture that will govern the Notes and therefore will not be subject to the covenants in the indenture otherwise applicable to guarantors. The Notes were priced at 99.251% of their principal amount and will mature on August 10, 2022.

The offering is expected to close on April 4, 2019, subject to customary closing conditions. The Issuer intends to use the net proceeds from the offering of the Additional Notes to repay all of its outstanding Brazilian debentures and a part of its outstanding BNDES credit facilities, as well as to pay for related fees and expenses and for general corporate purposes.

The description of the Purchase Agreement is qualified in its entirety by the terms of such agreement, which is incorporated herein by reference and attached to this report as Exhibit 1.1.

Press Release

On March 26, 2019, Atento issued a press release announcing the pricing of the Private Placement, the text of which is set forth as Exhibit 99.1.

Exhibits.

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer

Date: March 28, 2019

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1	Purchase Agreement, dated as of March 26, 2019, among Atento Luxco 1 S.A., the guarantors party thereto and Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, and Santander Investment Securities Inc., as representatives of the several other initial purchasers named therein.

Exhibit 99.1	Press Release, dated March 26, 2019.

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